UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number:  001-33976

OMEGA NAVIGATION ENTERPRISES, INC.
(Translation of registrant’s name into English)

61, Vasilisis Sofias Avenue Athens 115 21 Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Omega Navigation Enterprises, Inc. (the “Company”) dated August 5, 2010: Omega Navigation Enterprises Announces Capital Injection by Founder and CEO.

This Report on Form 6-K and the exhibit hereto, with the exception of the comments of George Kassiotis contained in the fourth paragraph of the press release, are hereby incorporated by reference into the Company's Registration Statement on Form F-3, as amended (Registration No. 333-147138), which was declared effective on February 22, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  August 5, 2010

  By:  /s/ Gregory A. McGrath

  -------------------------------------

Gregory A. McGrath
Chief Financial Officer

Exhibit 99.1

Omega Navigation Enterprises Announces Capital Injection by Founder and CEO

Athens, Greece August 5, 2010, – Omega Navigation Enterprises, Inc. (NASDAQ: ONAV, SGX: ONAV50), a provider of global marine transportation services focusing on product tankers, announced today that it agreed to a capital infusion of $5.25 million through a loan by its founder, CEO and largest shareholder, Mr. George Kassiotis.

The capital infusion will be made through a company owned and controlled by George Kassiotis in the form of a secured convertible promissory note which, under certain circumstances and at the option of the holder, may be convertible into a maximum of 8.75 million common shares of the Company at any time after the one year anniversary of the Note or upon an event of default under the Note.  Interest on the Note will be 4.0% per annum.  The capital infusion will be used to satisfy short term liquidity requirements and fund part of the contracted equity contributions for the Company’s newbuilding program through its Joint Venture Company MegaCore Shipping Ltd, with the target of improving long-term profitability.

The capital infusion is being made at a time when the Company is in discussions with its lenders to extend the term of its current loans beyond the current maturity of April 2011. The Company believes that the capital infusion should facilitate the loan extension as well as further enhancing other relationships with key business partners.

Mr. George Kassiotis, founder, CEO, commented, “I have agreed to provide capital to Omega to address short term liquidity requirements and strengthen its balance sheet. This capital infusion further shows my ongoing commitment and support to and confidence in the Company and its prospects, especially as it is made in a very challenging and uncertain economic environment and should allow the Company to continue with its growth plans. It further aligns my interests with those of the Company and our other shareholders in light of my continuous position as Omega’s largest shareholder since our IPO in 2006. I, along with the rest of the Board of Directors and our senior management team, remain fully committed to making Omega a leading participant in the product tanker sector, as well as delivering long term shareholder value.”

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of double hull product tankers. The current fleet includes twelve hull product tankers with a carrying capacity of about 680,000 dwt, of which two double hull product / chemical tankers, with a capacity of 47,000 dwt, and two double hull product / chemical tankers, with a capacity of 37,000 dwt., are owned through equal partnership joint ventures with a wholly owned subsidiary of Glencore International, A.G. Furthermore, as previously announced, the joint venture company has entered into shipbuilding contracts with Hyundai Mipo Dockyard in South Korea, to construct and acquire seven additional double hull product tankers with a capacity of 74,000 dwt each scheduled for delivery between October 2010 and early 2012.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Athens, Greece and it also maintains an office in the United States.

Omega Navigation's common shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50".

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ 07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President
Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: omeganavigation@capitallink.com

www.capitallink.com